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FEB 2 8 2007
WASH, D.C.
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SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Trade-PMR, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1015 NW 56th Terrace
(No. and Street)

Gainesville	Florida	32605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cris Baldwin — 352-332-1938
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

940 Centre Circle, Suite 2005, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Cris Baldwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trade-PMR, Inc., as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
STATE OF FLORIDA
CHARLES O. JORDAN
MY COMMISSION # DD 233599
EXPIRES: July 20, 2007
ALACHUA COUNTY FLORIDA

Signature

Financial Officer
Title

2/26/07
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADE-PMR, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS



LASHLEY, SELAND & ROTROFF, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

Report of Independent Certified Public Accountant

Board of Directors and Shareholders
Trade-PMR, Inc.

We have audited the accompanying statement of financial condition of Trade-PMR, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trade-PMR, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 20, 2007

940 CENTRE CIRCLE ◆ SUITE 2005 ◆ ALTAMONTE SPRINGS, FL 32714 ◆ TELEPHONE (407) 774-2044
FAX (407) 774-6199 ◆ IN LAKE COUNTY (352) 383-5552

TRADE-PMR, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Assets

Cash and cash equivalents	$ 350,086
Deposit with clearing broker	35,000
Receivables from clearing broker	43,183
Accounts receivable	2,674
Prepaid expenses and other current assets	20,594
Property and equipment, net of accumulated depreciation of $117,018	49,374
	$ 500,911

Liabilities and stockholders' equity

Liabilities:	
Accounts payable and accrued expenses	$ 244,838
Lease payable	314
Total liabilities	245,152
Stockholders' equity:	
Common stock, $.01 par value, 10,000 shares authorized 1,656 shares issued and outstanding	17
Additional paid-in capital	739,187
Retained deficit	(483,445)
Total stockholders' equity	255,759
	$ 500,911

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$ 685,657
Rebates and other fees	167,109
Interest	6,414
Total revenue	859,180
Expenses:	
Execution costs	336,617
Clearing costs	217,762
Wages and taxes	214,796
Other operating costs	89,162
Advertising	19,141
Occupancy	35,952
Telephone and communications	17,930
Depreciation	17,281
Interest	542
Total expenses	949,183
Net Loss	$ (90,003)

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Capital Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2006	1,620	$ 16	$ 559,188	$(393,442)	$ 165,762
Shares issued	36	1	179,999		180,000
Net income	-	-	-	(90,003)	(90,003)
Balance at December 31, 2006	1,656	$ 17	$ 739,187	$(483,445)	$ 255,759

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net loss	$ (90,003)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	17,281
Increase or decrease in assets and liabilities:	
Increase in due from clearing broker	(10,193)
Decrease in accounts receivable	5,286
Increase in prepaid assets	(12,988)
Increase in accounts payable and accrued expenses	226,031
Total cash provided by operating activities	135,414
Cash flows from investing activities:	
Purchase of fixed assets	(32,337)
Total cash used in investing activities	(32,337)
Cash flows from financing activities:	
Payments on lease payable	(1,023)
Issuance of stock	180,000
Total cash provided by financing activities	178,977
Net increase in cash	282,054
Cash and cash equivalents at beginning of year	68,032
Cash and cash equivalents at end of year	$ 350,086
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 542
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1. ORGANIZATION

Trade-PMR, Inc. (the "Company") was incorporated on October 30, 1998, in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company operates an office in Gainesville, Florida. The Company is an introducing broker-dealer and clears its trades through Sterne, Agee & Leach, Inc. (the "Clearing Broker"). Although the Company's Clearing Broker maintains the accounts of all customers, the Company remains contingently liable for customers who do not fulfill their obligations. The Company provides online brokerage services for investment advisors and individuals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Due from clearing brokers - Due from clearing broker represents commissions and other monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results.

Property and Equipment – Property and equipment are recorded at cost. Ordinary repairs and maintenance are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of the assets, which range from two to five years.

Securities transactions - Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition

Income taxes - The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company provides services to Portfolio Management & Research, Inc., an investment advisory corporation owned by a majority stockholder of the Company.

4. PROPERTY AND EQUIPMENT

Property and equipment was comprised of the following at December 31, 2006:

Computers	$ 44,806
Software	85,607
Office furniture	29,620
Leasehold improvements	6,359
	166,392
Less: accumulated depreciation	117,018
	$ 49,374

Depreciation expense for the year ended December 31, 2006 was $17,281.

5. DEBT

The Company entered into a lease for a computer during February 2004. The purchase price of the computer financed was $2,763 payable in 36 monthly payments of $98.87. The lease contains a bargain purchase price of $1.00 at the end of 36 months. Interest expense on the lease was $221 during the year ended December 31, 2006. The amount outstanding on the lease was $314 at December 31, 2006, which was all short-term.

The Company subsequent to December 31, 2006, purchased a building for $760,000. The Company entered into a note with a bank for $646,000 and made a downpayment of $114,000. The terms of the note are principal and interest payments of $5,047.28 for fifty-nine (59) monthsand a balloon payment of $563,110 at the end of sixty (60) months with interest at 7.1%.

TRADE-PMR, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

6. INCOME TAXES

Due to the loss for the year ended December 31, 2006, the Company owes no federal or state taxes. The Company has a net loss carry forward of approximately $475,000 available through December 31, 2026 for usage against future taxable income. Because of the uncertainty of usage of the net loss carry forward in future years, a full valuation allowance as been applied against the net loss carry forward.

7. CONTRACTUAL COMMITMENTS

The Company has an agreement with the Clearing Broker that requires a cash security deposit of $35,000 be maintained at all times with the Clearing Broker during the term of the agreement and any renewals thereof. The Clearing Broker has a right to charge the security deposit for any customer obligations the Clearing Broker may accrue against the Company. The balance of the cash security deposit was $35,000 at December 31, 2006. The Agreement also calls for a minimum monthly clearing charge of $2,000.

The Company entered into a lease agreement on September 1, 2004 for office space. The term of the lease extended through August 31, 2007. During November 2006, the Company was notified the building providing its office space had been sold and the Company would have to vacate. The Company purchased a building and vacated its old premises during February 2007 (See Note 5). The Company has been released from its obligations under its old lease.

Rent expense for the year ended December 31, 2006 was $28,688.

TRADE-PMR, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Broker.

During November 2006, the Company was notified by one of its banks that a customer's check deposited in an account with the Company through its clearing broker Sterne, Agee & Leach, Inc. for $225,000 had been dishonored. The Company has deposited $225,000 in a cross guarantee account with Sterne, Agee & Leach, Inc., recorded an expense for $225,000 during 2006, and recorded a liability for $225,000. The Company is pursuing various means of recovering its money through insurance and other legal remedies, however, the Company has not retained an attorney to date to advise the Company on this matter.

The Company is affiliated with four investment advisors that transact business through the Company. These advisors account for approximately 46.2% of the revenue of the Company.

9. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($16,334 at December 31, 2006) or $5,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2006, the net capital, as computed, was $178,531. The Company had excess net capital of $162,197 over it minimum requirement of $16,334.

At December 31, 2006 the percentage of aggregate indebtedness to net capital was 137.2% versus an allowable percentage of 1500%.

10. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2006 FOCUS IIA, and the computation shown on the attached Computation of Net Capital pursuant to SEC Rule 15c3-1 agree.

TRADE-PMR, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Computation of basic net capital requirements:

Total stockholders' equity qualified for net capital	$ 255,895
Deduction:	
Non-allowable assets	
Receivable from non-customers	2,674
Property and equipment, net	49,374
Prepaid expenses	20,594
Total non-allowable assets	72,642
Net capital before haircuts and securities positions	183,253
Haircuts:	
Other securities	4,722
Net capital	178,531
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($16,334)	
Minimum dollar net capital requirement for this broker-dealer $(5,000)	
Net capital requirement (greater of above two requirements)	16,334
Net capital in excess of required minimum	$ 162,197
Excess net capital at 1000%	$ 154,030
Reconciliation:	
Net capital, per page 9-10 of the December 31, 2006, unaudited Focus Report, as filed	$ 178,531
Audit adjustments	-
Net capital, per December 31, 2006, audited report, as filed.	$ 178,531

See Accountant's Report.

TRADE-PMR, INC.
COMPUTATION AND RECONCILIATION AGGREGATE INDEBTEDNESS UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Aggregate indebtedness:

Accounts payable	$ 12,245
Accrued expenses	232,457
Lease payable	315
Total aggregate indebtedness included in Statement of Financial Condition	$ 245,017
Percentage of aggregate indebtedness to net capital	137.2%

See Accountant's Report

TRADE-PMR, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2006

Trade-PMR, Inc.. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. Trade-PMR, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.



LASHLEY, SELAND & ROTROFF, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Trade-PMR, Inc.

In planning and performing our audit of the financial statements of Trade-PMR, Inc. (the "Company") for the year ended December 31, 2006, We considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

940 CENTRE CIRCLE ◆ SUITE 2005 ◆ ALTAMONTE SPRINGS, FL 32714 ◆ TELEPHONE (407) 774-2044
FAX (407) 774-6199 ◆ IN LAKE COUNTY (352) 383-5552

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Moshley, Sland & Retroff, P.A.

February 20, 2007

END